03 APR 29 AM 7:21



File N° 82-4944

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24



April 24, 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

Véronique Gillet
VP Investor Relations

Encl.:

DIRECTION DES RELATIONS INVESTISSEURS ET DE LA COMMUNICATION
147 RUE DE PARIS · 94227 CHARENTON CEDEX FRANCE · TÉLÉPHONE : 01 49 77 42 16
TÉLÉCOPIE : 01 49 77 43 24 · e.mail : invest@essilor.com · www.essilor.com

ESSILOR INTERNATIONAL · COMPAGNIE GÉNÉRALE D'OPTIQUE · S.A. AU CAPITAL DE 35.220.675 €
SIÈGE SOCIAL · 147 RUE DE PARIS · 94227 CHARENTON CEDEX FRANCE · RCS CRÉTEIL B 712049618

File N° 82-4944



COMMUNIQUE DE PRESSE

Chiffre d'affaires du 1er trimestre 2003
+ 2,8% en base homogène

Charenton-le-Pont (24 avril 2003) -- Au 31 mars, le chiffre d'affaires consolidé d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

en millions d'euros	**1er trimestre 2003**	1er trimestre 2002	Variation
Chiffre d'affaires	**517,8**	567,8	-8,8%

Le premier trimestre est marqué par un fort **effet de change** (-12%) principalement dû au niveau du dollar qui a baissé de près de 20% entre le début 2003 et le début 2002. Il faut rappeler qu'Essilor réalise 42% de ses ventes en Amérique du Nord.

En **base homogène**, la croissance du chiffre d'affaires atteint 2,8%.
En Amérique du Nord, le contexte géopolitique américain a eu des répercussions très nettes sur la fréquentation des magasins de détail et les ventes d'Essilor affichent un léger recul. En Europe, Essilor réalise une progression de chiffre d'affaires normale. Dans le reste du monde, la croissance a été dynamique à l'exception du marché japonais toujours en récession.

Il faut souligner que le mix produit reste orienté à la hausse dans toutes les zones géographiques.

L'effet de périmètre (+0,4%) recouvre l'entrée des sociétés récemment acquises dans le groupe.

Malgré le niveau de chiffre d'affaires du premier trimestre, Essilor reste confiant pour ses résultats et maintient son objectif de 16% de marge opérationnelle en 2003.

File N° 82-4944



De nouveaux laboratoires dans le réseau Essilor

Essilor poursuit sa politique d'acquisition avec l'entrée de trois laboratoires de prescription dans le groupe.

Les deux premiers se situent au Canada. Il s'agit de Morrison Optical à Saskatoon, Saskatchewan, et Custom Surface Ltd. à Winnipeg, Manitoba. Ce sont des laboratoires de surfaçage et taillage-montage à vocation régionale.

Le troisième, Vision Express, se trouve près de Chennai (ex Madras) en Inde.

Ces entités réalisent chacune un chiffre d'affaires inférieur ou égal à 1 million de dollars.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 165 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (Euroclear : 12166 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière

Tél.: 01 49 77 42 16

www.essilor.com

File N° 82-4944



PRESS RELEASE

Sales at March 31, 2003
Up 2.8% Like-for-Like

Charenton-le-Pont, France (April 24, 2003) -- Essilor, the world leader in ophthalmic optics, today announced its consolidated sales for the three months ended March 31, 2003:

in € millions	**March 31, 2003**	March 31, 2002	% change
Sales	**517.8**	567.8	-8.8%

The first quarter was shaped by a sharply negative 12% **currency effect** due mainly to the dollar's nearly 20% decline against the euro between the beginning of 2002 and early 2003. Essilor derives 42% of its sales from North America. On a **like-for-like** basis, sales rose by 2.8% for the period.

Sales declined slightly in North America, where the US geopolitical situation has had a very clear impact on retail store traffic. Sales growth was satisfactory in Europe. In other markets, growth was strong, except in Japan, which remains mired in recession.

The product mix continued to improve in all regions.

Changes in the scope of consolidation from recently acquired companies added 0.4% to sales growth.

Despite the first-quarter sales performance, Essilor remains confident in its full-year results and maintains its operating margin target of 16% in 2003.

File N° 82-4944



New Laboratories Join the Essilor Network

Essilor is pursuing its acquisition strategy with the integration of three prescription lens laboratories, of which two are located in Canada. Morrison Optical in Saskatoon, Saskatchewan, and Custom Surface Ltd. in Winnipeg, Manitoba are both active in surfacing, sizing and mounting lenses in their respective regions. The third, Vision Express, is located near Chennai (formerly Madras) in India.

Each of the laboratories generates sales of $1 million or less.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 165 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market under Euroclear code 12166 (Reuters: ESSI.PA ; Bloomberg: EF FP).

Investor Relations and Financial Communication
Phone: +33 1 49 77 42 16
www.essilor.com